Exhibit(a)(10)


                                [ABB LETTERHEAD]




For further information please call:


Mr. Jan Allde                      Ms. Elisabeth Herger
ABB Investor Relations, Zurich     Tel:  +41 1 317 7359
Tel:  +41 1 317 7338
Fax:  +41 1 311 9817

ABB Extends Elsag Bailey Tender Offer

     Zurich, Switzerland, November 18, 1998 - ABB, the international engineering and technology group, today announced that it has extended the period for its tender offer for shares of Elsag Bailey Process Automation N.V. (NYSE: EBY) to 12:00 midnight, New York City time, on December 18, 1998. The offer had previously been scheduled to expire on Tuesday, November 17, 1998.

     The extension has been made to allow time for the completion of the review of the transaction by regulatory authorities.

     At the close of trading in New York on November 17, 1998, 27'016'891 common shares of Elsag Bailey and 3'894'681 preferred shares of Elsag Bailey Financing Trust (together, approximately 87 percent of the fully diluted share capital of Elsag Bailey) had been validly tendered in connection with the offer. The tendered shares inlcude those owned by Finmeccanica S.p.A., (approximately 53 percent of the fully diluted share capital).

     The ABB Group (http://www.abb.com) serves customers worldwide in power generation, transmission; distribution; automation; oil, gas, and petrochemicals; industrial products and contracting; financial services; and rail transportation. The Group reported orders in 1997 of $35 billion and employs about 214,000 people. (End)